# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Harvard Ave Acquisition Corporation, CIK 0002042460
CUSIP: G4330A103
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 3rd Floor, 166 Yeongsin-ro,, Yeongdengpo-gu, Seoul, Korea Democratic People'S Republic Of (M4), 07362
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-26-021481
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,143; shared voting power 698,704; sole dispositive power 83,143; shared dispositive power 698,704; aggregate amount beneficially owned 781,847 (4.93% of the class)
  Comment: * Based on 15,859,856 Shares outstanding as of November 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026.
- Westchester Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,974; shared voting power 0; sole dispositive power 7,974; shared dispositive power 0; aggregate amount beneficially owned 7,974 (0.05% of the class)
  Comment: * Based on 15,859,856 Shares outstanding as of November 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026.

## Item 1. Issuer
Name of issuer: Harvard Ave Acquisition Corporation
Address of issuer's principal executive offices: 3rd Floor, 166 Yeongsin-ro, Yeongdengpo-gu, Seoul, Republic of Korea 07362

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company, and Westchester Capital Partners, LLC ("WCP"), a Delaware limited liability company.

Westchester, a registered investment adviser, serves as sub-advisor to each of The Merger Fund ("MF"), The Merger Fund VL ("MF VL"), Virtus Westchester Event-Driven Fund ("EDF"), Virtus Westchester Credit Event Fund ("CEF"), JNL/Westchester Capital Event Driven Fund ("JNL"), JNL Multi-Manager Alternative Fund ("JARB") and Principal Funds, Inc. - Global Multi-Strategy Fund ("PRIN"). WCP, a registered investment adviser, serves as investment adviser to Westchester Capital Master Trust ("Master Trust", together with MF, MF VL, EDF, CEF, JNL, JARB and PRIN, the "Funds"). The Funds directly hold Class A Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.

Westchester and WCP often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a "group" for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Lake Drive, Valhalla, NY 10595

Westchester Capital Partners, LLC
100 Summit Lake Drive, Valhalla, NY 10595
Citizenship: Each of Westchester and WCP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Westchester Capital Management, LLC: 781,847
Westchester Capital Partners, LLC: 7,974
Percent of class:
Westchester Capital Management, LLC: 4.93%
Westchester Capital Partners, LLC: 0.05%
Sole power to vote or to direct the vote:
Westchester Capital Management, LLC: 83,143
Westchester Capital Partners, LLC: 7,974
Shared power to vote or to direct the vote:
Westchester Capital Management, LLC: 698,704
Westchester Capital Partners, LLC: 0
Sole power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 83,143
Westchester Capital Partners, LLC: 7,974
Shared power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 698,704
Westchester Capital Partners, LLC: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, CaSaundra Wu/Chief Compliance Officer (11/13/2026)
- Westchester Capital Partners, LLC: /s/ CaSaundra Wu, CaSaundra Wu/Chief Compliance Officer (11/13/2026)